DAVIS & ASSOCIATES

(A PROFESSIONAL LAW CORPORATION)

-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES	NEWPORT BEACH
(310) 823-8300	LONDON
(213) 400-2007
don@securities-attys.com

Respond To:
P.O. Box 852
Palos Verdes Estates, CA
90274

July 26, 2022

To:	Mara Ransom
Divison of Corporate Finance
Office of Trade & Services
Securities And Exchange Commission

Re:	Mobile Global Esports, Inc.
Registration Statement on Form S-1, Amendment # 5
Filed this Date
File No. 333-261877

Gentlemen,

We represent Mobile Global Esports, Inc. in this matter as outside legal counsel. This cover letter is filed with the concurrent filing of Amendment number 6 to the above referenced Registration Statement.

This Amendment number 6 includes the additional risk factor we have discussed with staff, a revised legal opinion from the Company’s India legal counsel changed only by an update to current on the date of the opinion, and in accord with the lone comment in your response letter to our 4th amendment to the registration filed, a correction in the date on CPA’s report.

The Company and the Underwriters would like to file for Acceleration of this registration statement today or first thing in the morning, and hope that the 48 hour period can be reduced so that we can go out on Thursday of this week, July 28, 2022, if possible

If you have questions, suggestions or additional thoughts about the above staff comments, or our response, or about other issues, please contact me at your earliest convenience, by cell phone to (213) 400-2007, or by email to Don@securities-attys.com.

Thank you for your assistance in this matter.

Very Truly,

/S/ Donald G. Davis, for the Law Offices of Davis & Associates.

Donald G. Davis